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NATHANIEL SEGAL ATTORNEY AT LAW +1 (312) 609 7747 nsegal@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

February 23, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alison White
Senior Counsel

Re:	Nuveen New York Dividend Advantage Municipal Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-201595

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on January 30, 2015, with respect to the Registrant’s Registration Statement on Form N-14 filed on January 20, 2015 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen New York Performance Plus Municipal Fund, Inc. (“Performance Plus”) and Nuveen New York Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and together with Performance Plus, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: The staff notes that a Notice of Effectiveness was issued on November 22, 2013, with respect to a Registration Statement on Form N-14 filed by the Registrant relating to the proposed reorganizations of the same two Target Funds into the Registrant. For the staff’s information, please explain the purpose of the January 20, 2015 Registration Statement filing in light of the 2013 filing.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

U.S. Securities and Exchange Commission

February 23, 2015

Response: For the staff’s information, the Registrant notes that the required shareholder approvals in connection with the reorganizations as initially proposed in 2013 were not obtained because an insufficient number of preferred shareholders cast votes at the meeting.

(2)	Comment: For the staff’s information, please explain the methodology for allocating the costs associated with the Reorganizations among the Funds.

Response: As disclosed in the Joint Proxy Statement/Prospectus, costs related to the Reorganizations are allocated based on the expected benefits to each Fund in the first year following the Reorganizations. In determining expected benefits, the methodology takes into account both estimated cost savings and potential distribution rate increases. The Registrant believes that, for the purpose of evaluating cost savings of the Reorganizations, the appropriate measure is the operating expense ratio (exclusive of leverage) and that including the costs of leverage without the offsetting return benefits would skew the results.

(3)	Comment: For the staff’s information, please explain why holders of Variable Rate Demand Preferred Shares (“VRDP Shares”) or Variable Rate MuniFund Term Preferred Shares (“VMTP Shares”) of the Acquiring Fund, Performance Plus and Dividend Advantage 2, as applicable, are not receiving the Joint Proxy Statement/Prospectus.

Response: In connection with the Reorganizations, preferred shareholders of Performance Plus will receive newly issued VRDP Shares of the Acquiring Fund while preferred shareholders of Dividend Advantage 2 will receive newly issued VMTP Shares of the Acquiring Fund. VRDP Shares and VMTP Shares are designed and marketed as an institutional product, and were initially sold to investors in private placement transactions pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the “1933 Act”). VRDP Shares and VMTP Shares are eligible for resale pursuant to Rule 144A. Because VRDP Shares and VMTP Shares are not designed for retail investors, it is desirable to issue such shares in an exempt transaction in connection with the Reorganizations.

In light of the foregoing, and following discussions with the staff from both the Division of Investment Management and the Division of Corporation Finance in connection with prior similarly structured transactions, the Funds determined to file a separate proxy statement for the respective holders of preferred shares on Schedule 14A, rather than as part of the combined proxy statement/prospectus filed on Form N-14, because the VRDP Shares and VMTP Shares will not be registered under the 1933 Act.

U.S. Securities and Exchange Commission

February 23, 2015

(4)	Comment: Consider adding disclosure addressing Proposal 1 concerning the election of Board Members to the Q&A Section.

Response: As the Q&A Section is generally intended to summarize non-routine matters and Proposal 1 relates to the routine annual election of directors/trustees, the Registrant believes further explanation in the Q&A Section is unnecessary. Accordingly, the Registrant respectfully declines to add additional disclosure.

(5)	Comment: In the Answer to the Question “Why has each Fund’s Board recommended this proposal?” in the Q&A Section and elsewhere in the Joint Proxy Statement/Prospectus and Reorganization SAI, as appropriate, please disclose the anticipated impact of the Reorganizations on total expenses per common share including the costs of leverage.

Response: The Registrant has added disclosure in response to the staff’s comment.

(6)	Comment: Please define the term “managed assets” the first time it is used in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(7)	Comment: For the staff’s information, please discuss the distinction between the terms “substantially identical” as it relates to the VMTP Shares being issued in the Reorganizations and “substantially similar” as it relates to the VRDP Shares being issued in the Reorganizations.

Response: As disclosed in the Joint Proxy Statement/Prospectus, preferred shareholders of each Target Fund will receive the same number of Acquiring Fund VRDP Shares or VMTP Shares, as applicable, having substantially identical terms (with respect to VMTP Shares) or substantially similar terms (with respect to VRDP Shares) as the outstanding preferred shares of the Target Fund held by such preferred shareholders immediately prior to the closing of the Reorganizations. The term “substantially similar” reflects the fact that certain changes are being proposed to the Statement Establishing and Fixing the Rights and Preferences for VRDP Shares to be issued in the Reorganizations, which are described in detail in the preliminary proxy statement filed by Performance Plus (811-05931) on February 13, 2015.

U.S. Securities and Exchange Commission

February 23, 2015

(8)	Comment: If not already addressed in the Joint Proxy Statement/Prospectus, please disclose the practical effect of shareholders holding a smaller portion of outstanding shares of the combined fund following the Reorganizations than such shareholders held in their respective Fund immediately prior to the Reorganizations.

Response: The Registrant has modified the relevant disclosure in response to the staff’s comment.

(9)	Comment: For the staff’s information, please explain why all three Funds are voting on directors or trustees (as applicable) and how voting within a unitary board structure works.

Response: As disclosed in the Joint Proxy Statement/Prospectus, the Boards of the Funds have adopted a unitary structure, whereby one group of directors/trustees (as applicable) serves on the board of every fund in the complex. However, each closed-end fund in the complex is a separate corporate entity and elects its own board members. The election of board members for one fund has no bearing on the election of board members for any other fund.

(10)	Comment: In connection with the sub-section titled “Investment Objectives and Policies,” please disclose any differences in the Funds’ investment policies or confirm supplementally that there are no such differences.

Response: For the information of the staff and as disclosed in the Joint Proxy Statement/Prospectus, the Acquiring Fund and the Target Funds have similar investment objectives and policies. The Registrant does not believe that there are material differences in the Funds’ investment policies that warrant disclosure in the above referenced sub-section that have not already been identified.

(11)	Comment: For the staff’s information, please provide supplemental correspondence discussing how the Registrant will value derivatives contracts for purposes of satisfying the 80% requirement of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that

U.S. Securities and Exchange Commission

February 23, 2015

is commensurate with the focus suggested by its name. Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In many instances, this amount will be the mark-to-market value of the instrument. However, the Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, the Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, the Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of the Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, the Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Commission or its staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance.

(12)	Comment: Please disclose the differences among the Funds in various risks associated with each Fund’s investment objective and strategy in the sub-section titled “Comparative Risk Information.”

Response: Because the Registrant believes that each of the Funds is subject to the same risks described in the sub-section titled “Comparative Risk Information” and under the section titled “Risk Factors” in the Joint Proxy Statement/Prospectus, the Registrant believes no additional disclosure is required and respectfully declines to modify the disclosure in response to the staff’s comment.

(13)	Comment: In connection with the sub-section titled “Reasons for the Reorganization” and the discussion of the Boards’ considerations, please disclose the principal factors that the Boards considered that did not weigh in favor of the Reorganizations.

Response: Based on the record contained in the Board materials, the Registrant believes that the principal factors considered by the Board in approving the Reorganizations are set forth and discussed in the sub-section titled “Reasons for the Reorganizations.” The Boards considered such factors and made such determinations as is required by Rule 17a-8 under the 1940 Act. The Registrant believes that the disclosure takes into account both positive (e.g., economies of scale) and less favorable (e.g., fees and expenses) factors.

U.S. Securities and Exchange Commission

February 23, 2015

(14)	Comment: In connection with the sub-section titled “Shareholders of the Acquiring Fund and the Target Funds,” please explain to the staff how, in certain circumstances, the amount of VRDP Shares beneficially owned by an individual money market fund may be indeterminable.

Response: As disclosed in the Joint Proxy Statement/Prospectus, the Registrant relies on information provided by the remarketing agent for the VRDP Shares to determine the beneficial owners thereof. Depending on the facts, such information may disclose only holdings of the fund complexes in the aggregate and not the individual funds within such complexes.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely, /s/ Nathaniel Segal Nathaniel Segal

February 23, 2015

Ms. Alison White

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen New York Dividend Advantage Municipal Fund (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-201595

Dear Ms. White:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on January 30, 2015, with respect to the Registrant’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on January 20, 2015.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen New York Dividend Advantage Municipal Fund

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary